SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 20TH, 2018

DATE, TIME AND PLACE: April 20th, 2018, at 11.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee (“CAE”); (2) To resolve on the proposal to amend the Internal Rules of the Control and Risks Committee and the Compensation Committee; (3) To resolve on the composition of the Control and Risks Committee; (4) To resolve on the composition of the Compensation Committee; (5) To elect the Statutory Officers of the Company and to appoint the Officers of the subsidiaries of the Company, TIM Celular S.A. and TIM S.A.; (6) To resolve on the criteria proposal for the distribution of the administration’s annual global compensation for the year of 2018 (distribution); (7) To resolve on the First Grant of the Company’s Long Term Incentive Plan; (8) To resolve on agreements for the supply of services between the subsidiary of the Company, TIM Celular S.A., and Telecom Italia S.p.A.; and (9) To resolve on the guarantee agreement by the subsidiary of the Company, TIM Celular S.A..

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April, 5th and 20th, 2018, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(2) Approved the proposal to amend the Internal Rules of the Control and Risks Committee (“CCR”) and the Compensation Committee (“CR”) of the Company, in the form of the document presented and delivered to the Board Members, which is filed at the Company’s headquarters.

(3) The Board of Directors appointed and elected Messrs. Herculano Aníbal Alves, João Cox Neto, Piergiorgio Peluso, Agostino Nuzzolo and Raimondo Zizza to compose the CCR. All Board Members hereby elected will be in the office until the Annual Shareholders’ Meeting to be held in the year of 2019.

(4) The Board of Directors appointed and elected Messrs. Celso Loducca, Mario Di Mauro and Agostino Nuzzolo to compose the CR. All Board Members hereby elected will be in the office until the Annual Shareholders’ Meeting to be held in the year of 2019.

(5) (5.1) Due to the end of the term of office of the Officers, the Board Members elected the Company’s Board of Officers, composed of seven (7) Officers, indicated as follows: (i) Diretor Presidente (Chief Executive Officer), Mr. Stefano De Angelis, Italian, married, Bachelor in Economics, bearer of the Passport Nr. V403998-0, valid through December, 31st, 2018, enrolled in the taxpayers’ roll (CPF/MF) under number 059.567.317-10, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (ii) Chief Financial Officerand Diretor de Relações com Investidores (Investor Relations Officer), Mr. Adrian Calaza, Argentinean, married, Bachelor in Business Administration, bearer of RNE nº V406011-M, valid through October, 9th, 2021, enrolled in the taxpayers’ roll (CPF/MF) number 059.618.647-90, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (iii) Chief Operating Officer, Mr. Pietro Labriola, Italian, separated, Bachelor in Administration, bearer of the Passport Nr. YA1141454, bearer of the RNE nº G188964-B, valid through October, 12th, 2020, enrolled in the taxpayers’ roll (CPF/MF) under number 074.053.501-35, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (iv) Business Support Officer, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, Administrator, bearer of the Identity Card Nr. 07.212.618-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, naturalized as Brazilian, married, Bachelor in Economics, bearer of the Identity Card Nr. 32.859.384-3, enrolled in the taxpayers’ roll (CPF/MF) under number 059.292.237-50, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th  floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (vi) Diretor Jurídico (Legal Officer), Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ in May 8th, 2008, enrolled in the taxpayers’ roll (CPF/MF) under number 846.062.237-15, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th  floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and (vii) Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville, Brazilian, married, Electric Engineer, bearer of the Identity Card Nr. 83.403-6, issued by SSP/ES in August 27th, 1986, enrolled in the taxpayers’ roll (CPF/MF) under number 015.358.317-74, domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors’ meeting to be held after the Company’s Annual Shareholders’ Meeting of the year 2020. The elected hereby declared, under penalty of law, that they are not involved in any of the crimes provided for by law that prevents them from performing business activities, in accordance with Article 147 of Law 6,404 of December 15th, 1976, and also informed, that will present the instrument of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Instruction Nr. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

(5.2) Due to the above resolution, the limits of authority of the Company’s Officers and attorneys-in-fact are established  as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Chief Financial Officer: full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Offices of the Company Chief Operating Officer; Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer) and Chief Technology Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have previously been approved by the competent corporate bodies, regardless of the financial limits established herein.

(5.3) In accordance with Article 22, item XXIV of the Company’s By-laws, appointed to compose the Board of Officers of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, Messrs: (i) Diretor Presidente (Chief Executive Officer), Mr. Stefano De Angelis; (ii) Chief Financial Officer, Mr. Adrian Calaza; (iii) Chief Operating Officer, Mr. Pietro Labriola; (iv) Business Support Officer, Mr. Bruno Mutzenbecher Gentil; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole; (vi) Diretor Jurídico (Legal Officer), Mr. Jaques Horn; and (vii) Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville.

(5.4) Also in accordance with Article 22, item XXIV of the Company’s By-laws, appointed to compose the Board of Officers of TIM S.A., a subsidiary of the Company, Messrs: (i) Diretor Presidente (Chief Executive Officer), Mr. Stefano de Angelis; (ii) Chief Financial Officer, Mr. Adrian Calaza; (iii) Chief Operating Officer, Mr. Pietro Labriola; (iv) Business Support Officer, Mr. Bruno Mutzenbecher Gentil; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole; (vi) Diretor Jurídico (Legal Officer), Mr. Jaques Horn; and (vii) Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville.

(6) Approved the criteria proposal for the allocation of the administration’s annual global compensation for the year of 2018 (distribution), approved by the Annual Shareholders’ Meeting held on April, 19th, 2018, as per the material presented by Mr. Giovane Costa, Director of Human Resources of the Company, which is filed at the Company’s headquarters.

(7) Approved the first grant of the Company’s Long Term Incentive Plan, as per the material presented by Mr. Giovane Costa, Director of Human Resources of the Company, in accordance with the material which is filed at the Company’s headquarters.

(8) Approved the supply of services agreement to be entered between the subsidiary of the Company, TCEL and Telecom Italia S.p.A., considering the Statutory Audit Committee’s favorable opinion, on its meeting held on April 20th, 2018, and the material presented, which is filed at the Company's headquarters.

(9) Approved the contract of a Guarantee Letter or Guarantee Insurance by the subsidiary of the Company, TCEL, depending on the judicial order to be obtained, in order to ensure a tax lawsuit. All in accordance with the material presented by Mr. Gustavo Baptista Alves, Director of the Tax area, which is filed at the Company’s headquarters.

In addition to the ordinary items discussed in this meeting, it shall be registered that Messrs. Agostino Nuzzolo, Giovanni Ferigo, Mario Di Mauro, Piergiorgio Peluso, Raimondo Zizza and Stefano De Angelis resigned from their compensation they would be entitled to in view of their duties for their term of office.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 20th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 20, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.